May 3, 2013

Via Edgar Filing
Larry Spirgel,
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Steiner Leisure Limited (the "Company")
Form 10-K for the fiscal year ended December 31, 2012
Filed March 15, 2013
File No. 000-28972

Dear Mr. Spirgel:

This letter is in response to your letter dated April 25, 2013 with respect to your review of the above-referenced Form 10-K. We note the six numbered comments and your request that we comply with those comments in future filings. Those comments are set forth below in bold for your convenience of reference and are followed by our responses to the comments.

Item1. Business, page 1

Regulation, page 19

The 90/10 Rule, page 21

    We note the language "Since the expiration of such relief, we have experienced adverse effects on our ability to comply with this rule and may experience an increase to such adverse effects on our ability to comply with this rule in the future." Please disclose the percentage revenues each of your institutions derived from Title IV Programs in the last two fiscal years for purposes of the 90/10 rule. Disclose whether any of your institutions currently fails to comply with the 90/10 rule and whether any of your institutions are on provisional certification, identifying any such institutions.

    Response

    In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2013 (the "2013 10-K"), we will disclose in tabular format the percentage revenues each of our institutions derived from Title IV Programs in the last two fiscal years for purposes of the 90/10 rule and whether and which (if any) of our institutions fail to comply with the 90/10 rule or are on provisional certification.

    Cohort Default Rate, page 22

    Please disclose the cohort default rates for each institution for the last three fiscal years under the applicable methodology.

    Larry Spirgel,
    Assistant Director
    May 3, 2013

    Response

    In future filings, beginning with our 2013 10-K, we will disclose the cohort default rates for each institution for the last three fiscal years under the applicable methodology in tabular format.

    Ideal Image, page 24

    Please discuss in more detail how you have structured your laser hair removal centers to comply with applicable state laws prohibiting the corporate practice of medicine, fee-splitting and referral fees.

    Response

    In future filings, beginning with our 2013 10-K, we will disclose how we have structured our laser hair removal centers to comply with these applicable state laws. At this time, we anticipate that the disclosure would substantially be in the form of the following:

    In states where applicable law prohibits the corporate practice of medicine, referral fees and fee splitting, generally, the Ideal Image centers are owned by physician-owned entities that provide the medical services to the centers' guests.  Under what are typically multi-year agreements with the physician-owned entities, Ideal Image has responsibility for most of the non-medical operations of these centers, such as center management, administration, marketing and support services and the acquisition and maintenance of equipment. In exchange for these services, Ideal Image receives a fee for the services provided.  The physician-owned entities are responsible, as required by state law, for the dispensing of patient care services and the exercise of medical judgment.  We believe that our agreements with the physician-owned entities comply with applicable state law. However, it is possible that regulatory authorities or other parties, including the physician entity owners, could allege that our provision of these services and/or the amount of compensation that we are receiving for them violates one or more of the prohibitions referenced above.  In that event, we could be subject to administrative, civil or criminal penalties, our agreements with the physician entities could be found to be invalid and we could be required to restructure our arrangements with medical services providers in these states.

    Larry Spirgel,
    Assistant Director
    May 3, 2013

    Item 7. Management's Discussion and Analysis of Financial Condition And Results Of

    Operations, page 61.

    Results of Operations, page 69

    Please provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. For example, fully explain the significant decrease in income from operations attributable to the Schools segment in fiscal 2012. Your discussion should explain the cause of underlying factors which led to material shifts, rather than simply listing factors such as decreased enrollments and higher operating costs. Where acquisitions materially impact financial line item shifts, please quantify that impact. For example, quantify the impact the acquisition of Cortiva had on Schools revenues. Finally, more fully explain disproportionate line item shifts. For example, we note that income from operations attributable to the Products segment increased 72.4 % in fiscal 2012, while Products revenues increased only 6.4%. Similarly, we note that income from operations attributable to the Schools segment decreased 65.5 % in fiscal 2012, despite a 16.1 % increase in Schools revenues.

    Response

    In future filings, beginning with our Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2013 (the "March 2013 10-Q"), we will disclose a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period.

    Please discuss net income (loss) for each period.

    Response

    In future filings, beginning with the March 2013 10-Q, we will discuss net income (loss) for each period.

    Liquidity and Capital Resources, Page 74

    Please provide a discussion of any known trends, demands or commitments or expected material changes in your liquidity and capital resources. For example, we note that you have opened 29 Ideal Image centers since you acquired Ideal Image, and your growth strategy contemplates opening more centers. Please discuss planned capital expenditures for the opening of new centers.

Response

In future filings, beginning with the March 2013 10-Q, we will provide a discussion of any known trends, demands or commitments or expected material changes in our liquidity and capital resources, including the planned capital expenditures for the proposed opening of new Ideal Image centers.

Larry Spirgel,
Assistant Director
May 3, 2013

This letter will also serve to acknowledge that:

    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions or comments on any of the foregoing.

Thank you for your attention to this matter.

Sincerely,

/s/ Stephen B. Lazarus

Stephen B. Lazarus

Executive Vice President

and Chief Financial Officer

cc: Robert Littlepage Accounting Branch Chief

Joseph Kempf, Senior Staff Accountant

Kathleen Krebs, Special Counsel

Jonathan Groff, Staff Attorney